Exhibit 12.1 Ratio of Earnings To Fixed Charges

	Three Months
	Ended March 31,	Year Ended December 31,

	2003	2002	2001	2000	1999

	(amounts in thousands)
Net loss	$(10,121)	$(149,132)	$(567,277)	$(1,411,273)	$(719,968)
Equity in losses of equity-method investees	436	4,169	30,327	304,596	76,769

Net loss before equity in losses of equity-method investees	(9,685)	(144,963)	(536,950)	(1,106,677)	(643,199)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	36,511	142,925	139,232	130,921	84,566
Assumed interest element included in rent expense	1,414	6,205	8,880	10,773	4,732

	37,925	149,130	148,112	141,694	89,298

Adjusted earnings (loss)	28,240	4,167	(388,838)	(964,983)	(553,901)
Fixed charges	(37,925)	(149,130)	(148,112)	(141,694)	(89,298)

Deficiency in earnings to cover fixed charges	$(9,685)	$(144,963)	$(536,950)	$(1,106,677)	$(643,199)